SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                            For the month of June 2006

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



          EQUITY INSURANCE GROUP TO PROVIDE CAR AND HOME INSURANCE
                         TO RYANAIR'S UK CUSTOMERS

Ryanair, Europe's No. 1 low fares airline and Equity Insurance Group ("Equity"), a leading player in the UK personal lines insurance market, today (21 June) announced a new affinity deal to provide Ryanair customers with car and home insurance products.

From today, Ryanair's UK customers will have access to great value car and home insurance with Equity via www.ryanair.com. They can also insure their holiday home. The user-friendly site is amongst the fastest online quote engines in the market. It asks a minimum of ten questions.

To celebrate the launch of this new service, Equity is offering the opportunity to win a free, brand new Renault Megane Coupe Cabriolet. Full details of the prize draw, and details of how to enter, are available on www.ryanair.com from today.

The deal represents a further expansion for Equity in the affinity marketplace, following a number of recent announcements, including partnerships with high profile brands such as Chevrolet, Skipton Building Society, and Cardif Pinnacle, as well as the recent deal to acquire the rights to renew Legal and General's entire car insurance customer base.

Announcing the deal, Michael Cawley, Ryanair's Deputy Chief Executive said:

        "Ryanair gives its customers the lowest fares and we are happy to be associated with Equity Insurance who work equally hard to keep costs down, and understand how to deliver real online service. While Ryanair's passengers are enjoying the lowest fares in Europe on www.ryanair.com, they will now also be able to find great deals on their car and home insurance too!"

Neil Utley added:

        "Ryanair is a fast growing and customer focused brand, with 42 million customers. They have demonstrated an unrivalled commitment to value, and a customer base that provides a close match with our preferred risk profile, making them an ideal partner for Equity.

        "We are extremely pleased to have secured such a prestigious partnership, and look forward to a successful relationship over many years".

Ends:                                                21st June 2006
For further information please contact:
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For Ryanair
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Peter Sherrard, Head of Communications      Tel: 00 353 1 812 1228
Pauline McAlester - Murray Consultants      Tel: 00 353 1 4980 300

For Equity Insurance Group
Neil Utley, Chief Executive                 Tel: 01277 200100
Barnaby Fry - Hogarth Partnership           Tel: 020 7357 9477

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  21 June 2006

                                    By:___/s/ James Callaghan____

                                    James Callaghan
                                    Company Secretary & Finance Director